Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                              CERTIFICATE
Exelon Corporation                                                OF
File No. 70-9693                                             NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

     Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's orders dated November 2, 2000 and December 8, 2000. This certificate reports activity in File No. 70-9693 for the period April 1, 2001 through June 30, 2001. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

1. As determined pursuant to the December 8, 2000 Order, the Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs is $4,000.0 million. At June 30, 2001, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $744.0 million, and accordingly, at June 30, 2001, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $3,256.0 million. At June 30, 2001, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under the PUHCA) was approximately $755.0 million.

     Note: In its quarterly Rule 24 certificate for the first quarter of 2001, filed May 30, 2001, Exelon reported an "aggregate investment" in EWGs and FUCOs of $770 million. This number is in error, as it included growth in retained earnings and not any additional investments. The "aggregate investment" in EWGs and FUCOs has not changed from the amount of "aggregate investment" initially disclosed, $744 million.

2. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

3. At June 30, 2001, Exelon's consolidated capitalization ratio was: debt 65%, common equity 32%, and preferred securities of subsidiaries of 3%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

4. At June 30, 2001, the market-to-book ratio of Exelon's common stock was 2.76.

5. In the second quarter of 2001, Exelon did not invest or commit to invest in an EWG or FUCO that would count against the Modified Rule 53 Test.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning aggregate investment by EWG and FUCO Project and related growth in retained earnings.

7. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning aggregate investment by EWG/FUCO Project, net income and revenues of Exelon's EWG and FUCO Projects.

8. Sale of any Common Stock or Preferred Securities issued by Exelon during the second quarter of 2001, and the purchase price per share and the market price per share at the date of the agreement of sale.

--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------

          During the second quarter of 2001, 515,823 stock options were exercised and shares were issued under various employee compensation plans with a price range of $63.15 to $70.26 per share. The average price for the period was $66.99.

9.   Options issued or issuable during quarter.

          Exelon granted 48,700 stock options in the second quarter of 2001 at exercise prices ranging from $67.29 to $69.79 per share.

10. Exelon did not transfer any common stock to a seller of securities of a company being acquired during the second quarter of 2001.

11.  Guarantees issued.

     The following guarantees were issued during the second quarter of 2001:

       Name of Parent
       --------------
          Purpose          Name of Subsidiary                 Amount                 Terms
          -------          ------------------                 ------                 -----

       Exelon              PECO Energy                        $100,000,000            12 Months
       Workman's Compensation

       Exelon              Exelon Enterprises                 $106,174,798            12 Months
       Insurance Support

       Exelon              Exelon Generation Company          $52,385,000             12 Months
       Credit Support

       Exelon              Exelon Generation Company          $288,501,640            12 Months
       Power Marketing

12.  Exelon indebtedness issued during the second quarter of 2001.

     A. Commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the second quarter, ranging from $65 million to $402 million at an average interest rate of 4.41%.

13. Amount and terms of any short-term debt issued by any Utility Subsidiary during the second quarter of 2001.

     A. Commercial paper issued through Bank One on behalf of PECO during the second quarter, ranging from $32 to $471 million, at an average interest rate of 4.55%.

     B.   Contributions to and Loans From the Utility Money Pool


                                        Contributions to the Utility Money Pool
                                        Outstanding Amounts

     Date                    ComEd                      PECO                     Total
----------------      --------------------      --------------------      --------------------
04/01/01               $352,000,000             -                          $352,000,000
04/02/01               $352,000,000             -                          $352,000,000


--------------------------------------------------------------------------------


Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------

04/03/01               $352,000,000             -                          $352,000,000
04/04/01               $352,000,000             -                          $352,000,000
04/05/01               $352,000,000             -                          $352,000,000
04/06/01               $352,000,000             -                          $352,000,000
04/07/01               $352,000,000             -                          $352,000,000
04/08/01               $352,000,000             -                          $352,000,000
04/09/01               $352,000,000             -                          $352,000,000
04/10/01               $352,000,000             -                          $352,000,000
04/11/01               $352,000,000             -                          $352,000,000
04/12/01               $352,000,000             -                          $352,000,000
04/13/01               $352,000,000             -                          $352,000,000
04/14/01               $352,000,000             -                          $352,000,000
04/15/01               $352,000,000             -                          $352,000,000
04/16/01               $352,000,000             -                          $352,000,000
04/17/01               $352,000,000             -                          $352,000,000
04/18/01               $352,000,000             -                          $352,000,000
04/19/01               $352,000,000             -                          $352,000,000
04/20/01               $352,000,000             -                          $352,000,000
04/21/01               $352,000,000             -                          $352,000,000
04/22/01               $352,000,000             -                          $352,000,000
04/23/01               $352,000,000             -                          $352,000,000
04/24/01               $352,000,000             -                          $352,000,000
04/25/01               $352,000,000             -                          $352,000,000
04/26/01               $352,000,000             -                          $352,000,000
04/27/01               $352,000,000             -                          $352,000,000
04/28/01               $352,000,000             -                          $352,000,000
04/29/01               $352,000,000             -                          $352,000,000
04/30/01               $352,000,000             -                          $352,000,000

05/01/01               $352,000,000             -                          $352,000,000
05/02/01               $352,000,000             -                          $352,000,000
05/03/01               $352,000,000             -                          $352,000,000
05/04/01               $352,000,000             -                          $352,000,000
05/05/01               $352,000,000             -                          $352,000,000
05/06/01               $352,000,000             -                          $352,000,000
05/07/01               $352,000,000             -                          $352,000,000
05/08/01               $352,000,000             -                          $352,000,000
05/09/01               $352,000,000             -                          $352,000,000
05/10/01               $352,000,000             -                          $352,000,000
05/11/01               $352,000,000             -                          $352,000,000
05/12/01               $352,000,000             -                          $352,000,000
05/13/01               $352,000,000             -                          $352,000,000
05/14/01               $352,000,000             -                          $352,000,000
05/15/01               $352,000,000             -                          $352,000,000
05/16/01               $352,000,000             -                          $352,000,000
05/17/01               $352,000,000             -                          $352,000,000
05/18/01               $200,000,000             -                          $200,000,000
05/19/01               $200,000,000             -                          $200,000,000
05/20/01               $200,000,000             -                          $200,000,000
05/21/01               $200,000,000             -                          $200,000,000
05/22/01               $200,000,000             -                          $200,000,000
05/23/01               $200,000,000             -                          $200,000,000
05/24/01               $200,000,000             -                          $200,000,000
05/25/01               $200,000,000             -                          $200,000,000
05/26/01               $200,000,000             -                          $200,000,000


--------------------------------------------------------------------------------


Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------

05/27/01               $200,000,000             -                          $200,000,000
05/28/01               $200,000,000             -                          $200,000,000
05/29/01               $100,000,000             -                          $100,000,000
05/30/01               $  50,000,000            -                          $  50,000,000
05/31/01              -                         -                         -

06/01/01              -                         -                         -
06/02/01              -                         -                         -
06/03/01              -                         -                         -
06/04/01              -                         -                         -
06/05/01              -                         -                         -
06/06/01              -                         -                         -
06/07/01              -                         -                         -
06/08/01              -                         -                         -
06/09/01              -                         -                         -
06/10/01              -                         -                         -
06/11/01              -                         -                         -
06/12/01              -                         -                         -
06/13/01              -                         -                         -
06/14/01              -                         -                         -
06/15/01              -                         -                         -
06/16/01              -                         -                         -
06/17/01              -                         -                         -
06/18/01              -                         -                         -
06/19/01              -                         -                         -
06/20/01              -                         -                         -
06/21/01              -                         -                         -
06/22/01              -                         -                         -
06/23/01              -                         -                         -
06/24/01              -                         -                         -
06/25/01              -                         -                         -
06/26/01              -                         -                         -
06/27/01              -                         -                         -
06/28/01              -                         -                         -
06/29/01              -                         -                         -
06/30/01              -                         -                         -


                                  Loans from Utility Money Pool
                                       Outstanding Amounts

     Date                    ComEd                     PECO                      Total
----------------      --------------------      --------------------      --------------------

04/01/01              -                          $352,000,000              $352,000,000
04/02/01              -                          $352,000,000              $352,000,000
04/03/01              -                          $352,000,000              $352,000,000
04/04/01              -                          $352,000,000              $352,000,000
04/05/01              -                          $352,000,000              $352,000,000
04/06/01              -                          $352,000,000              $352,000,000
04/07/01              -                          $352,000,000              $352,000,000
04/08/01              -                          $352,000,000              $352,000,000
04/09/01              -                          $352,000,000              $352,000,000
04/10/01              -                          $352,000,000              $352,000,000


--------------------------------------------------------------------------------


Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------

04/11/01              -                          $352,000,000              $352,000,000
04/12/01              -                          $352,000,000              $352,000,000
04/13/01              -                          $352,000,000              $352,000,000
04/14/01              -                          $352,000,000              $352,000,000
04/15/01              -                          $352,000,000              $352,000,000
04/16/01              -                          $352,000,000              $352,000,000
04/17/01              -                          $352,000,000              $352,000,000
04/18/01              -                          $352,000,000              $352,000,000
04/19/01              -                          $352,000,000              $352,000,000
04/20/01              -                          $352,000,000              $352,000,000
04/21/01              -                          $352,000,000              $352,000,000
04/22/01              -                          $352,000,000              $352,000,000
04/23/01              -                          $352,000,000              $352,000,000
04/24/01              -                          $352,000,000              $352,000,000
04/25/01              -                          $352,000,000              $352,000,000
04/26/01              -                          $352,000,000              $352,000,000
04/27/01              -                          $352,000,000              $352,000,000
04/28/01              -                          $352,000,000              $352,000,000
04/29/01              -                          $352,000,000              $352,000,000
04/30/01              -                          $352,000,000              $352,000,000

05/01/01              -                          $352,000,000              $352,000,000
05/02/01              -                          $352,000,000              $352,000,000
05/03/01              -                          $352,000,000              $352,000,000
05/04/01              -                          $352,000,000              $352,000,000
05/05/01              -                          $352,000,000              $352,000,000
05/06/01              -                          $352,000,000              $352,000,000
05/07/01              -                          $352,000,000              $352,000,000
05/08/01              -                          $352,000,000              $352,000,000
05/09/01              -                          $352,000,000              $352,000,000
05/10/01              -                          $352,000,000              $352,000,000
05/11/01              -                          $352,000,000              $352,000,000
05/12/01              -                          $352,000,000              $352,000,000
05/13/01              -                          $352,000,000              $352,000,000
05/14/01              -                          $352,000,000              $352,000,000
05/15/01              -                          $352,000,000              $352,000,000
05/16/01              -                          $352,000,000              $352,000,000
05/17/01              -                          $352,000,000              $352,000,000
05/18/01              -                          $200,000,000              $200,000,000
05/19/01              -                          $200,000,000              $200,000,000
05/20/01              -                          $200,000,000              $200,000,000
05/21/01              -                          $200,000,000              $200,000,000
05/22/01              -                          $200,000,000              $200,000,000
05/23/01              -                          $200,000,000              $200,000,000
05/24/01              -                          $200,000,000              $200,000,000
05/25/01              -                          $200,000,000              $200,000,000
05/26/01              -                          $200,000,000              $200,000,000
05/27/01              -                          $200,000,000              $200,000,000
05/28/01              -                          $200,000,000              $200,000,000
05/29/01                                         $100,000,000              $100,000,000
05/30/01                                         $  50,000,000             $  50,000,000
05/31/01                                        -                         -

06/01/01              -                         -                         -
06/02/01              -                         -                         -

--------------------------------------------------------------------------------


Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------

06/03/01              -                         -                         -
06/04/01              -                         -                         -
06/05/01              -                         -                         -
06/06/01              -                         -                         -
06/07/01              -                         -                         -
06/08/01              -                         -                         -
06/09/01              -                         -                         -
06/10/01              -                         -                         -
06/11/01              -                         -                         -
06/12/01              -                         -                         -
06/13/01              -                         -                         -
06/14/01              -                         -                         -
06/15/01              -                         -                         -
06/16/01              -                         -                         -
06/17/01              -                         -                         -
06/18/01              -                         -                         -
06/19/01              -                         -                         -
06/20/01              -                         -                         -
06/21/01              -                         -                         -
06/22/01              -                         -                         -
06/23/01              -                         -                         -
06/24/01              -                         -                         -
06/25/01              -                         -                         -
06/26/01              -                         -                         -
06/27/01              -                         -                         -
06/28/01              -                         -                         -
06/29/01              -                         -                         -
06/30/01              -                         -                         -



Interest Rates for Utility Money Pool

     Date                Interest Rate
----------------      --------------------

04/01/01                     5.26%
04/02/01                     5.25%
04/03/01                     5.16%
04/04/01                     5.14%
04/05/01                     5.13%
04/06/01                     5.12%
04/07/01                     5.12%
04/08/01                     5.12%
04/09/01                     5.14%
04/10/01                     5.08%
04/11/01                     5.07%
04/12/01                     5.08%
04/13/01                     5.08%
04/14/01                     5.08%
04/15/01                     5.08%
04/16/01                     5.11%


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

Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------

04/17/01                     5.09%
04/18/01                     5.05%
04/19/01                     4.91%
04/20/01                     4.86%
04/21/01                     4.86%
04/22/01                     4.86%
04/23/01                     4.83%
04/24/01                     4.82%
04/25/01                     4.80%
04/26/01                     4.79%
04/27/01                     4.81%
04/28/01                     4.81%
04/29/01                     4.81%
04/30/01                     4.82%

05/01/01                     4.77%
05/02/01                     4.71%
05/03/01                     4.71%
05/04/01                     4.66%
05/05/01                     4.66%
05/06/01                     4.66%
05/07/01                     4.66%
05/08/01                     4.61%
05/09/01                     4.57%
05/10/01                     4.57%
05/11/01                     4.63%
05/12/01                     4.63%
05/13/01                     4.63%
05/14/01                     4.58%
05/15/01                     4.58%
05/16/01                     4.49%
05/17/01                     4.50%
05/18/01                     4.42%
05/19/01                     4.42%
05/20/01                     4.42%
05/21/01                     4.41%
05/22/01                     4.41%
05/23/01                     4.36%
05/24/01                     4.35%
05/25/01                     4.31%
05/26/01                     4.31%
05/27/01                     4.31%
05/28/01                     4.31%
05/29/01                     4.32%
05/30/01                     4.32%
05/31/01                     4.30%

06/01/01                       -
06/02/01                       -
06/03/01                       -
06/04/01                       -
06/05/01                       -
06/06/01                       -
06/07/01                       -
06/08/01                       -


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

Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------

06/09/01                       -
06/10/01                       -
06/11/01                       -
06/12/01                       -
06/13/01                       -
06/14/01                       -
06/15/01                       -
06/16/01                       -
06/17/01                       -
06/18/01                       -
06/19/01                       -
06/20/01                       -
06/21/01                       -
06/22/01                       -
06/23/01                       -
06/24/01                       -
06/25/01                       -
06/26/01                       -
06/27/01                       -
06/28/01                       -
06/29/01                       -
06/30/01                       -



14. During the second quarter of 2001, no financings were consummated by any Non-Utility Subsidiary not exempt under Rule 52.

15.  Notional   amount  and  principal   terms  of  any  hedge   instruments  or
     anticipatory hedges entered into during the second quarter of 2001 and parties thereto.

          During the second quarter of 2001, Exelon entered into forward starting interest rate swap arrangements in order to hedge interest rate exposure on a debt offering in the second quarter of 2001. The interest rate swaps are forward starting on or before June 30, 2001 and exchange three-month LIBOR for the fixed bid rate.

16. The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the second quarter of 2001 and the amount and terms of any securities issued by such subsidiaries during the quarter.

       Parent Company                       Subsidiary Company                          Total Amount
       --------------                       ------------------                          ------------
       Exelon Generation Company, LLC       Exelon Generation Finance Co., LLC          $698,806,735

17. A list of U-6B-2 forms filed with the Commission during the second quarter of 2001, including the name of the filing entity and the date of filing.

          Report filed for Exelon, ComEd, PECO, Exelon Business Services Company and Exelon Enterprises Company, May 30, 2001.

18. The consolidated and separate balance sheets of each company that engaged in jurisdictional financing transactions during the second quarter of 2001.

          Exelon, PECO and ComEd Balance Sheets are incorporated herein by reference to the quarterly reports on Form 10-Q for Exelon, PECO and ComEd for the period ended June 30, 2001.


--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------

19. Capital Structure of Exelon and its utility subsidiaries as of June 30, 2001 are as follows (in millions, except percentage data):

               Debt 1                  Common Equity          Preferred Securities of Subsidiaries
          Amount    Percentage      Amount     Percentage          Amount     Percentage
          ------    ----------      ------     ----------          ------     ----------
Exelon   $15,195       65%          $7,550        32%               $630          3%


                                                                   Preferred Stock and Mandatorily Redeemable
                       Debt 1                    Common Equity           Preferred Stock of a Subsidiary
                  Amount     Percentage       Amount     Percentage         Amount       Percentage
                  ------     ----------       ------     ----------         ------       ----------
PECO              $5,939        92%            $243          4%              $302            5%

ComEd             $7,070        57%          $5,053         41%              $335            3%

     1    see definition under Item 3.


20. The consolidated retained earnings analyses of Exelon, PECO and ComEd are attached as Exhibit B.


21. Registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the Financing U-1, incorporated by reference into this Certificate of Notification.


          None.

--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------


                                S I G N A T U R E

     Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 29, 2001

                                                   EXELON CORPORATION

                                                   By: /s/ Jean H. Gibson
                                                       -------------------------
                                                   Vice President and Controller


--------------------------------------------------------------------------------

Exelon Corporation - Rule 24-CERT -
Certificate Concerning Terms and Conditions                Date Filed: 8/29/2001
--------------------------------------------------------------------------------

                                                                      Exhibit B
                                                                     Page 1 of 1


                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2001
                                  (In millions)


Beginning Balance                                      $570
Net Income                                              315
Dividends:
   Common Stock                                        (136)
   Tax benefit on stock options exercised                 6
                                                       ----
Ending Balance                                         $755
                                                       ====



                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2001
                                  (In millions)


Beginning Balance                                      $272
Net Income                                               85
Dividends:
   Common Stock                                         (55)
   Preferred Stock                                       (3)
                                                       ----
Ending Balance                                         $299
                                                       ====


                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2001
                                  (In millions)


Beginning Balance                                      $216
  Net Income                                            183
  Dividends:
     Common Stock                                       (85)
                                                       ----
Ending Balance                                         $314
                                                       ====



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